EXHIBIT 6.10

                                 PROMISSORY NOTE

$E.00                                                              DATED AS OF E

FOR VALUE RECEIVED, DIPPY FOODS, INC., a Nevada corporation ("Maker"), promises to pay to the order of E (including its successors and assigns, "Payee"), in lawful money of the United States, the principal sum of US$E.00 by E, 2000 (the "Maturity Date"), together with interest accruing on the outstanding principal balance at the rate of 12% per annum.

MAKER WILL PAY accrued and unpaid interest (a) monthly in arrears on the 1st day of the following month for so long as any amount is outstanding, (b) upon any prepayment of principal, and (c) on the Maturity Date (each an "Interest Payment Date"). Maker may elect to accrue the interest, rather than pay it monthly, and pay it together with the outstanding principal by the Maturity Date. If an interest payment date falls on a day that is a weekend or a holiday on which banks are closed in the State of California (all other days being "Business Days"), the Maker will make the payment on the next succeeding Business Day, with accrued interest through to the Business Day.

MAKER MAY PREPAY this promissory note in whole or in part upon five days' notice in cash or by wire transfer of funds on any date on which a Maker opts to make the payment. Payee will apply prepayments first to accrued but unpaid interest, if any, and second to the outstanding principal amount of this promissory note.

THE ENTIRE unpaid principal amount of this promissory note is immediately due and payable without demand on (a) the filing of a petition by or against the Maker under the provisions of any insolvency law or under the provisions of any bankruptcy or insolvency statute or any assignment by the Maker for the benefit of creditors generally; (b) the sale, assignment or other transfer of all or substantially all of the Maker's assets, (c) the occurrence of a Corporate Event (as defined below) without the express prior written consent of Payee, or (d) the nonpayment of any amounts owing under this promissory note within ten days of the respective payment date.

THE PAYEE MAY elect to convert the outstanding principal balance or any portion of it and any accrued interest into shares of Maker's common stock at the price per share that is equal to the average closing price of the Maker's common stock from the date of this note to the date of the conversion, adjusted to provide for any stock splits, stock dividends, reclassifications, amalgamations, mergers, consolidations or other similar corporate events ("Corporate Events"). The calculation in arriving at any adjustments must be certified by a competent officer of Maker, and is deemed to be correct in the absence of manifest error.

                                            DIPPY FOODS, INC.


                                            By: ________________________________
                                            Name:
                                            Title: